UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-12474
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR
For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
Part III — NARRATIVE
PART IV — OTHER INFORMATION

Part I — REGISTRANT INFORMATION
Torch Energy Royalty Trust
Full Name of Registrant
N/A
Former Name if Applicable
1100 North Market Street
Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19890
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
Background
     The Torch Energy Royalty Trust (the “Trust”) was formed effective October 1, 1993, pursuant to a trust agreement (the “Trust Agreement”) entered into by and among Wilmington Trust Company, not in its individual capacity but solely as trustee of the Trust (the “Trustee”), Torch Royalty Company (“TRC”), Velasco Gas Company, Ltd. (“Velasco”), as owners of certain oil and gas properties, and Torch Energy Advisors Incorporated (“Torch”) as grantor. TRC and Velasco created net profits interests (“Net Profits Interests”) and conveyed such interests to Torch. Torch conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 8,600,000 units of beneficial interest in the Trust (“Units”). The sole purpose of the Trust is to hold the Net Profits Interests, to receive payments from TRC and Velasco, and to make payments to Unitholders. The Trust does not conduct any business activity and has no officers, directors or employees. The Trust relies on third-party service providers to perform administrative services for the Trust. Prior to April 1, 2008, Torch provided accounting, bookkeeping, informational and other services to the Trust related to the Net Profits Interests pursuant to an administrative services agreement effective October 1, 1993 (the “Administrative Services Agreement”) and an oral arrangement after termination of the Administrative Services Agreement on January 29, 2008.
     As initially disclosed by the Trust in its Current Report on Form 8-K dated January 28, 2008, after the close of business on Friday, January 25, 2008, the Trustee received a notice of a demand (the “Demand Notice”) for arbitration before JAMS from TRC, Torch E&P Company and Constellation Energy Partners LLC (collectively the “Working Interest Owners”). The working interests are each burdened by the Net Profits Interests contained in three net overriding royalty conveyances (the “Conveyances”). The Working Interest Owners sought a declaratory judgment that under the Conveyances the mechanisms contained in the Oil and Gas Purchase Contract, dated as of October 1, 1993, entered into by and among Torch Energy Marketing, Inc., TRC and Velasco (the “Purchase Contract”) (including the sharing price and minimum price mechanisms) should continue to be utilized for calculating the quarterly Net Profits Interests payments following termination of the Trust.
     On January 29, 2008 (the “Termination Date”), holders of more than 66 2/3% of the outstanding Units affirmatively voted for a proposal to terminate the Trust in accordance with the terms and provisions of the Trust Agreement. The Purchase Contract and the Administrative Services Agreement terminated upon the termination of the Trust.
     On February 21, 2008, the Trustee, not in its individual capacity but solely as Trustee of the Trust, filed a response to the Demand Notice and filed a response and counterclaim on April 25, 2008 to the claimants amended demand notice of April 16, 2008 (collectively, the “Responses”). As stated in the Responses, the Trustee, upon further legal analysis of the Purchase Contract and the Conveyance documents, concluded that the sharing price mechanism of the Purchase Contract (which determined the calculation of the Net Profits Interests prior to the termination of the Purchase Contract) did not survive the termination of the Purchase Contract or the termination of the Trust. On April 11, 2008, Trust Venture Company, LLC (“Trust Venture”), which owns the majority of Units in the Trust, submitted an unopposed request to intervene in the arbitration and become a party to the arbitration. Trust Venture agreed with the Trustee, and took the position in the arbitration, that the sharing price mechanism of the Purchase Contract did not survive the termination of the Purchase Contract or the termination of the Trust.

     The hearing on the merits in the arbitration commenced on June 16, 2008 and was completed on June 20, 2008. On July 18, 2008, JAMS, through a panel of three arbitrators (the “Arbitrators”), released a final award notice to all parties (the “Award Notice”). In the Award Notice, the Arbitrators found that the Conveyances are not ambiguous and the pricing mechanism of the Purchase Contract is incorporated by reference into the Conveyances notwithstanding termination of the Purchase Contract. The Arbitrators therefore concluded that the pricing mechanism (including the sharing price and minimum price mechanism) continues to burden the Net Profits Interests and will do so for the life of the Conveyances.
     The Trust has previously disclosed information concerning its inability to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”) on its Form 12b-25 filed with the Securities and Exchange Commission (“SEC”) on April 1, 2008 and its inability to timely file its Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2008 and for the period June 30, 2008 (the “Q1 Annual Report” and the “Q2 Annual Report”) on its Form 12b-25, filed with the SEC on May 16, 2008 and August 14, 2008 respectively. The Trust has also previously disclosed information regarding the termination of the Trust, the arbitration and other information regarding the Trust on its Current Reports on Form 8-K filed with the SEC on October 22, 2008, July 22, 2008, June 3, 2008, April 21, 2008, April 7, 2008, February 22, 2008, February 11, 2008, January 31, 2008, January 28, 2008, January 25, 2008 and December 21, 2007 and on Schedule 14C filed with the SEC on January 7, 2008 (Definitive Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934). The Unitholders are urged to read the above mentioned and all other filings by the Trust with the SEC carefully and in their entirety.
Reasons for the Inability to Timely File the Trust’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008
     The Trust is unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the “Q3 Quarterly Report”) for the following reasons:
•	Trust Venture joined by the Trustee filed a Petition to Vacate the Arbitration Award and oral argument is scheduled for early December 2008, but the Trust currently intends to provide disclosure in the Annual Report, the Q1 Quarterly Report, the Q2 Quarterly Report and the Q3 Quarterly Report concerning the reserves of the Trust in a manner consistent with the Award Notice. The Trust intends to apply the sharing price and minimum price mechanisms for calculating the quarterly Net Profits Interests payments and in its financial statements after the Termination Date of the Trust for the entire winding up and liquidation period of the Trust. The Trust is actively engaged in the process of preparing the Annual Report and will file this report as soon as practical.

•	The Trustee has held discussions with one or more third-parties to provide administrative services to the Trust during the winding up and liquidation period of the Trust and expects to have a service provider in place for these services in the near future. The Trustee is working diligently and intends to continue to work diligently with the new administrative service provider, when such provider is selected and retained, to obtain all required financial information, complete the financial statements and put into place the closing and reporting financial processes required for the Trust during the winding up and liquidation period of the Trust.

•	The Trustee has engaged a third-party to complete a review and joint interest audit of certain operating costs that the Working Interest Owners and Torch have approved and included in calculating the quarterly Net Profits Interests payments paid to the Trust. Such review and audit is ongoing and the Trustee is currently reviewing and analyzing the preliminary results received from the third-party. No assurances may be given about the outcome of this or any other future review and audit of the operating costs that the Working Interest Owners and Torch have previously approved.
As a result of the foregoing, the Trustee’s ability to obtain reliable information required to prepare and file the Annual Report, the Q1 Quarterly Report, the Q2 Quarterly Report and the Q3 Quarterly Report on a timely basis has been adversely affected.

Despite best efforts by the Trust, the reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristin L. Moore	(302) 636-6016

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).
☐ Yes       ☑ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2008 and June 30, 2008
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes       ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pursuant to Section 3.07 of the Trust Agreement, the Trustee established a cash reserve as of March 10, 2008 that the Trust could draw on after that date for the payment of contingent or uncertain liabilities associated with the winding up and liquidation period of the Trust and the now-completed arbitration. The cash payment of $1,660,173 received from the Working Interest Owners relating to the first quarter of 2008 has been allocated to the cash reserve account. The Unitholders are urged to read the Trust’s SEC filings referenced in Part III Narrative above and all other filings by the Trust with the SEC carefully and in their entirety.

Torch Energy Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TORCH ENERGY ROYALTY TRUST

By:	Wilmington Trust Company,
not in its individual capacity but solely
as Trustee for the Trust

Date: November 17, 2008	By:	/s/ Kristin L. Moore
Kristin L. Moore, Assistant Vice President

(The Trust has no employees, directors or executive officers.)